HANSEN MEDICAL, INC.

800 E. MIDDLEFIELD ROAD

MOUNTAIN VIEW, CA 94043

(650) 404 – 5800

February 22, 2013

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Martin James
Kate Tillan
Kevin Kuhar
Brian Soares
Russ Mancuso

Re:	February 7, 2013 Staff Comment Letter to Hansen Medical, Inc. Concerning
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012 and
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 9, 2012
File No. 001-33151

Dear Ms. Tillan and Messrs. James, Kuhar, Soares and Mancuso:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report and quarterly report (collectively, the “Filings”), which were the subject of your letter dated December 21, 2012, our response to that letter, dated January 23, 2013, and your comments to our response letter, dated February 7, 2013.

In this letter, we have reproduced your comments in italicized print and have followed the comments with our responses. References in this letter to “we,” “our,” “us” or the “Company” mean Hansen Medical, Inc.

Securities and Exchange Commission

February 22, 2013

Form 10-K for the Fiscal Year Ended December 31, 2011

Results of Operations, page 88

1.	Please expand your response to prior comment 3 to more fully explain the factors that contributed to the changes in the gross margin percentage during the year and most recently reported interim period. For example, what was the effect on margins of unit volume? What portion of the margin change was due to the shift in product mix? What was the magnitude of the effect of selling price? How did manufacturing yields change during the period presented? What was the magnitude of the start-up costs? Are these all one-time costs? Also, please tell us magnitude of the contribution of the Magellan system to revenues. Revise future filings as appropriate.

RESPONSE TO COMMENT 1:

Gross margins in 2011 were $4.9 million, or 22% of revenues, compared to $1.9 million, or 11% of revenues in 2010. The gross margin percentage increase was primarily driven by the greater increase in system unit volume in 2011 compared to catheter volume in 2011, as systems have higher gross margins, and, to a lesser extent, higher margins on service revenue in 2011, partially offset by a decrease in average system selling prices in 2011 and costs associated with the start up of our Magellan product line in 2011. Specifically, the number of robotic systems recognized as revenue increased 92% to 23 units in 2011 compared to 12 units in 2010. The number of catheters sold in 2011 increased by 14% to 2,787 in 2011 compared to 2,439 in 2010. Higher margins on service revenue are primarily driven by lower service costs in 2011. The decrease in average system selling prices was primarily driven by the higher number of robotic systems sold through international distributors which are typically sold at lower prices than units sold to end users.

Gross margins for the nine months ended September 30, 2012 were $2.7 million, or 21% of revenues, compared to $3.3 million, or 21% of revenues for the nine months ended September 30, 2011. The gross margin percentage was flat between the two periods as improved average system selling prices, higher margins on service revenue and lower costs to manufacture our products in the first nine months of 2012 were offset by a greater decline in system unit volume compared to catheter volume in the first nine months of 2012, as systems have higher gross margins. Specifically, the number of robotic systems recognized as revenue decreased 27% to 11 units in the first nine months of 2012 compared to 15 units in the first nine months of 2011. The number of catheters sold decreased by 5% to 1,967 in the first nine months of 2012 compared to 2,073 in the first nine months of 2011. The improvement in average system selling prices was driven by a higher percentage of systems sold to end users, which are typically sold at higher prices than units sold through distributors, and sales of our Magellan Robotic System in the first nine months of 2012, which typically has a higher selling price than our Sensei system. Higher margins on service revenue are primarily driven by lower service costs in the first nine months of 2012. The lower cost to manufacture our products has been driven by efforts by the Company to improve manufacturing processes through the implementation of lean manufacturing concepts and the reduction of material and labor costs.

In response to the Staff’s comment, revenues related to Magellan Robotic Systems and catheters accounted for $1.6 million or 12% of revenues in the nine months ended September 30, 2013.

Securities and Exchange Commission

February 22, 2013

We will revise future filings with explanations of the factors that contributed to the changes in the gross margin percentage as appropriate.

Item 11. Executive Compensation, page 140

2.	Refer to your response to prior comment 5:

•

We note your disclosure that you take into account “competitive market compensation” and that Mr. Barclay’s overall compensation was based on competitive market target bonus data. Please tell us, and clarify in future filings, what you mean by those phrases. For example, do you intend the compensation to be average for your industry? Please also note the requirement of Regulation S-K Item 402(b)(2)(xiv) to identify the component companies of a benchmark.

•

Please tell us, and clarify in future filings, what elements of the executive officer’s “performance” resulted in the change to salary; ensure that your response makes clear what the compensation was designed to reward. If the compensation was instead based on the subjective discretion of the board, please state so clearly and directly without implying that objective factors were used.

RESPONSE TO COMMENT 2:

The Company advises the Staff that by “competitive market compensation,” it was referring to broad-based survey data for other publicly-traded small-cap medical device companies. While the Company’s Board of Directors and its Compensation Committee consulted such survey data from time to time in order to gain additional context about general compensation practices, the Company advises the Staff that it did not engage in benchmarking and that no particular level of compensation was targeted. The Company further advises the Staff that with respect to 2012 and 2013 compensation decisions, the Company undertook a more systematic approach to the use of competitive market data, including the use of a peer group with respect to the Chief Executive Officer and Chief Financial Officer, which the Company will discuss in the Company’s 2013 and 2014 Proxy Statements, including the identity of the companies in the peer group.

The Company respectfully advises the Staff that it either identified the specific factors resulting in a compensation decision (such as the corporate and departmental goals that applied to the 2011 performance-contingent restricted stock units and the performance option granted to the Company’s Chief Executive Officer and the fact that Dr. Mittendorff was granted 50,000 restricted stock units because of his role in consummating amendments to our joint development agreement with Royal Philips Electronics) or made it clear that the compensation was based on the subjective discretion of the Company’s Board of Directors or its Compensation Committee. If the Staff is referring to the disclosure that Mr. Barclay’s base salary increase “reflected the recognition of our Board of Directors and Compensation Committee of Mr. Barclay’s

Securities and Exchange Commission

February 22, 2013

performance during his first year of employment,” the Company advises the Staff that it was the Board of Director’s overall assessment of his performance rather than any particular aspect of his performance or the achievement of any specific milestones that led to Mr. Barclay’s base salary increase. The Company believes the fact that it was inherently a subjective assessment was understandable from the context of the disclosure. In future filings, where compensation decisions are based on specific performance criteria, the Company will provide specific disclosure of the criteria, where material, subject to the Company’s discretion to exclude any specific criteria in accordance with Instruction 4 of Item 402(b) of Regulation S-K if we determine disclosure would cause competitive harm.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Condensed Consolidated Financial Statements

Note 8. Stockholders’ Equity

Stock-based Compensation, page 14

3.	Further to your response to prior comment 6, please summarize the terms of the employee stock purchase plan and relate those terms to the types of plans discussed in FASB ASC 718-50-55-2 through 55-5. For example, discuss whether your plan results in a fixed or variable number of shares and whether there are multiple purchase periods. Then discuss the reasons that the number of shares actually issued increases (for example, whether due to the circumstances discussed in FASB ASC 718-50-35-1).

RESPONSE TO COMMENT 3:

Hansen’s 2006 Employee Stock Purchase Plan (the “ESPP”) allows eligible employees to have a percentage of their earnings withheld from their paychecks and used to purchase shares in the Company’s stock. Each offering period is six months long and contains only one six-month purchase period and the percentage of withholdings for an employee cannot be changed during an offering period. The ESPP allows the employee to purchase the shares at a purchase price which is the lesser of 85% of the fair market value on the grant date or 85% of the fair market value on the exercise date. Our ESPP allows the participants to purchase as many shares as the full amount of their withholdings permits, regardless of whether the exercise date stock price is lower than the grant date stock price. However, the total number of shares which an employee can purchase in any given six-month period is capped at 5,000 shares or shares with an aggregate purchase price of $25,000.

Securities and Exchange Commission

February 22, 2013

Through our review of the types of plans discussed in FASB ASC 718-50-55-2 through 55-5, we determined that the plan is most similar to the Type A and Type B plans. Those types of plans are described as follows:

a. Type A plan—Maximum number of shares. This type of plan permits an employee to have withheld a fixed amount of dollars from the employee’s salary (or a stated percentage of the employee’s salary) over a one-year period to purchase stock. At the end of the one-year period, the employee may purchase stock at 85 percent of the lower of the grant date stock price or the exercise date stock price. If the exercise date stock price is lower than the grant date stock price, the employee may not purchase additional shares (that is, the maximum number of shares that may be purchased by an employee is established at the grant date based on the stock price at that date and the employee’s elected withholdings); any excess cash is refunded to the employee. This is the basic type of employee share purchase plan shown in Example 1, Case A [see paragraph 718-50-55-10].

b. Type B plan—Variable number of shares. This type of plan is the same as the Type A plan except that the employee may purchase as many shares as the full amount of the employee’s withholdings will permit, regardless of whether the exercise date stock price is lower than the grant date stock price (see Example 1, Case B [paragraph 718-50-55-22].

FASB ASC 718-50-55-2 (a & b)

Like the Type A plan, our ESPP has a maximum number of shares that a participant can purchase. However, unlike the Type A plan, the maximum number of shares is not determined on the grant date based on the stock price at that date, but rather is an overall maximum per offering period. Also, our ESPP has a six-month purchase period rather than the one-year period denoted in Type A.

Like the Type B plan, our ESPP allows the participants to purchase as many shares as the full amount of their withholdings permits, regardless of whether the exercise date stock price is lower than the grant date stock price. However, unlike the Type B plan, our ESPP caps that amount at 5,000 shares or $25,000 per six-month offering period.

The remaining types of plans were also reviewed but it was determined that they do not apply. For example, many of these types of plans have multiple purchase periods within one offering period, whereas each of our six-month offering periods contains only one six-month purchase period.

Securities and Exchange Commission

February 22, 2013

Based on our analysis of the plan types noted above, we determined that our ESPP is most like a Type B plan as it has a variable number of shares, even though the total number of shares that a participant is allowed to purchase is capped. The potential change in the number of shares to be issued to a participant is due solely to the fact that the exercise date stock price may be lower than the grant date stock price. The potential change in the number of shares issued under the ESPP in any offering period raises the question of subsequent measurement. ASC 718-50-35-1 specifies how subsequent measurements for ESPP plans should be handled:

Changes in total employee withholdings during a purchase period that occur solely as a result of salary increases, commissions, or bonus payments are not plan modifications if they do not represent changes to the terms of the award that was offered by the employer and initially agreed to by the employee at the grant (or measurement) date. Under those circumstances, the only incremental compensation cost is that which results from the additional shares that may be purchased with the additional amounts withheld (using the fair value calculated at the grant date). [… An] increase in withholdings as a result of the salary increase is not considered a plan modification and thus only increases the total compensation cost associated with the award by the grant date fair value associated with the incremental number of shares that may be purchased with the additional withholdings during the period. The incremental number of shares that may be purchased is calculated by dividing the incremental amount withheld by the exercise price as of the grant date (for example, 85 percent of the grant date stock price).

The above shows that changes to the number of shares to be issued which do not result from plan modifications can result in a change to the stock compensation based on the change in the number of shares being issued. The potential increase in the number of shares issued due solely to a change in stock price does not appear to constitute a plan modification and should not cause an adjustment to the fair value applied to the award after the grant date. The total amount of expense should only be adjusted for changes in the number of shares actually purchased.

4.	Given your response above, please discuss how you determine the fair value of the compensation under the employee stock purchase plan and relate your response to the examples provided in FASB ASC 718-50-55-6 through 55-35.

ASC 718-50-55-22 to 55-25 specifies the proper accounting for Type B plans. Specifically, 55-24 specifies that the fair value as of the grant date should be calculated as follows:

0.15 of a share of nonvested stock

+ Six month call on 0.85 of a share of stock

+ Six month put on 0.15 of a share of stock

= Total grant date fair value

The reasoning for these calculations is discussed in ASC 718-50-55-11 and 55-12 for the first two values and 55-24 for the third value. The total fair value per share is determined at the grant date, expensed over the period in which funds are being withheld from the participants’ earnings and adjusted based on the total number of shares issued at the exercise date.

Securities and Exchange Commission

February 22, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and results of Operations, page 17

5.	We note your response to prior comment 7. With a view toward clarified disclosure of the evaluation program, please tell us the extent that the Magellan and Sensei systems can operate with a catheter that you do not produce. Are compatible third-party catheters available and approved in all jurisdictions where you sell the systems?

RESPONSE TO COMMENT 5:

The operation of our Sensei and Magellan Robotic Systems requires the use of a single-use access catheter produced by the company. Our catheters are designed to be robotically steered by the physician to gain access to a targeted site within the vasculature or heart. Therefore, systems installed pursuant to our limited commercial evaluation program (or otherwise) can only be used to the extent that hospitals purchase our robotic access catheters. Once access is achieved, the physician is then able to direct a diagnostic or therapeutic device through our access catheter, to the disease site. These diagnostic and therapeutic devices could include mapping or ablation catheters, stents, balloons, and endografts, as selected by the Physician. Most diagnostic and therapeutic devices used with our Sensei and Magellan systems are manufactured and sold by third parties and are not specifically designed for use with our Sensei and Magellan systems. We manufacture an ablation catheter, our Lynx® Ablation Catheter, which can be used with the Sensei system. The Lynx catheter is not available for sale in the United States.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 404-2712 or David T. Young, our outside counsel, at (650) 463-5353 if you have any questions or would like additional information regarding these matters.

Very truly yours,

/s/ Peter J. Mariani
Peter J. Mariani
Chief Financial Officer

cc:     David T. Young, Esq.